UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2022.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                     to                      .

Commission file number: 001-01185

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Mills, Inc.

Number One General Mills Boulevard

Minneapolis, Minnesota 55426

GENERAL MILLS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2022 and 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

GENERAL MILLS 401(k) PLAN

KPMG LLP 4200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Plan Participants, and the Benefit Finance Committee of General Mills, Inc. General Mills 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Plan (the Plan) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan’s auditor; however, we are aware that we have served as the Plan’s auditor since at least 1976.

Minneapolis, Minnesota

June 14, 2023

GENERAL MILLS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2022 and 2021

	2022	2021
Assets:
Investments:
Investment in Investment Trust (Notes 4 and 5)	$3,924,540,493	$4,553,840,974
Directed brokerage fund (Note 3)	173,757,361	223,295,896

Total investments	4,098,297,854	4,777,136,870

Receivables:
Employer contributions	19,088,461	15,418,072
Participant contributions	2,221,442	—
Notes receivable from participants	26,002,849	25,260,348

Total receivables	47,312,752	40,678,420

Net assets available for benefits	$4,145,610,606	$4,817,815,290

See accompanying notes to financial statements.

GENERAL MILLS 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2022

Net investment loss:
Plan’s interest in loss from Investment Trust	$(511,744,882)
Net realized loss on directed brokerage fund	(6,875,609)
Net unrealized loss on directed brokerage fund	(46,947,070)

Total net investment loss	(565,567,561)

Interest income on notes receivable from participants	1,380,984

Contributions:
Employer	84,665,140
Participants	128,838,401
Participant rollovers	9,425,939

Total contributions	222,929,480

Deductions from net assets:
Administrative expenses	(4,672,941)
Distributions to participants/beneficiaries	(326,274,646)

Total deductions	(330,947,587)

Net decrease in net assets	(672,204,684)
Net assets available for benefits at beginning of year	4,817,815,290

Net assets available for benefits at end of year	$4,145,610,606

See accompanying notes to financial statements.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

(1)	Description of the Plan

(a)	General

The following brief description of the General Mills 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description and the plan document for more complete information.

The Plan invests in the General Mills Investment Trust (Investment Trust).

The Plan is a defined contribution employee benefit plan sponsored by General Mills, Inc. (General Mills or the Company). The Plan is designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant’s active career, subject to significant restrictions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is designed to comply with Section 404(c) of ERISA and the related regulations. The Plan provides for participant-directed accounts, which permit participants and beneficiaries to exercise control over the assets in the account and make investment decisions. As a result, the Plan’s fiduciaries may be released from liability for any losses that result from the participant’s individual investment decisions.

The Plan was initially designed as an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The Plan consists of a non-leveraged ESOP component and a non-ESOP component. The ESOP component consists of any amount invested in the General Mills Company Stock Fund and ESOP Funds under the Plan.

(b)	Trustee and Administration of the Plan

The trustee and custodian of the Plan and the Investment Trust is Bank of New York Mellon (Mellon Trust). Investment managers each manage a portion of the Investment Trust and make investment decisions for the assets of such fund(s) for which they are responsible within specific guidelines established by the Benefit Finance Committee.

The named administrative fiduciary for the Plan is the Vice President, Total Rewards. The Benefit Finance Committee is the named financial fiduciary for the Plan.

(c)	Contributions

The Plan includes an auto-enrollment provision, whereby all newly eligible non-union employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled non-union participants have their deferral rate set at 8% of eligible compensation and their contributions invested in a designated target date fund until changed by the participant. The Plan also includes an automatic annual increase, where the contribution rate will automatically increase by 1% each year until it reaches 10%. The employee will be given the opportunity to decline or make changes.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

Under the Plan, non-union non-highly compensated employees of General Mills may elect to contribute up to 50% of their compensation (as defined by the Plan) on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 50% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth, and catch-up contributions cannot exceed 80%. Catch-up contributions alone cannot be greater than 50%.

Under the Plan, non-union highly compensated employees of General Mills may elect to contribute up to 15% of their compensation (as defined by the Plan) on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 15% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth, and catch-up contributions cannot exceed 65%. Catch-up contributions alone cannot be greater than 50%.

Under the Plan, union non-highly compensated employees of General Mills may elect to contribute up to 30% of their compensation (as defined by the Plan) on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 30% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth, and catch-up contributions cannot exceed 80%. Catch-up contributions alone cannot be greater than 50%.

Under the Plan, union highly compensated employees of General Mills may elect to contribute up to 15% of their compensation (as defined by the Plan) on a before-tax and Roth basis. The combined total of before-tax and Roth contributions in no event can be more than 15% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, Roth and catch-up contributions cannot exceed 65%. Catch-up contributions alone cannot be greater than 50%.

The Plan provides for matching contributions and/or allocations by the Company, as defined by the Plan.

For non-union nonproduction employees hired on or before May 31, 2013 and for non-union production employees hired on or before December 31, 2017, the Company will match 50% of every dollar contributed up to 6% of earnable compensation. In addition, the Company may add up to another 50% of every dollar contributed up to 6% of earnable compensation after the close of each fiscal year, as an annual variable match. The amount of the variable match is based on the Company’s achievement of certain performance goals.

For non-union nonproduction employees hired on or after June 1, 2013, and for non-union production employees hired on and after January 1, 2018, the Company will match 100% of every dollar contributed up to 4% of earnable compensation and 50% of every dollar contributed for the next 4% of earnable compensation. In addition, each calendar year the Company will make a contribution based on an employee’s age, years of service, and prior year’s earnable compensation.

For union employees, the Plan may provide for auto-enrollment, automatic increase, matching contributions and/or allocations by the Company based on the collective bargaining agreement.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions (if applicable), annual Company allocation (if applicable) as well as allocations of the Company’s profit sharing contribution (if applicable) and fund earnings (losses). Fund returns are reduced by administrative expenses that are not otherwise paid for by the Company, with forfeitures, or another source. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(e)	Vesting and Payment of Benefits

If a participant retires, dies while an active employee, or becomes disabled, or if a participant’s employment with the Company is involuntarily terminated, or if the Plan is terminated by the Company, the participant will become 100% vested in the Company matching contributions (if applicable) and the annual Company allocation (if applicable). Terminated participants are entitled to a total distribution of the total vested account balance, or they may take partial withdrawals, or they may elect to receive periodic installment payments. If termination occurs before a participant is 100% vested, the portion of the Company matching contributions and the annual Company allocation that are not vested will be forfeited, and the participant will receive the current value of the participant’s own after-tax, Roth, before-tax and rollover accounts, in addition to Company matching contributions and the annual Company allocation which are vested.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company’s contributions vest in accordance with the following schedule:

Employee’s eligibility service	Vested percentage
1 year but less than 2 years	20%
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100

(f)	Notes Receivable from Participants

Participants who have a vested account balance of at least $2,000 in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance during the last 12 months; or half of the vested balance, minus the highest outstanding loan balance during the last 12 months, at the time the loan is requested. Effective October 1, 2017, participants may have only one outstanding loan. Loan terms range up to 54 months for a general-purpose loan and up to 120 months for a primary residence loan. Interest is paid at a constant rate equal to 2% over the prime rate as of the last business day of the prior month that the loan originated. Loan repayments are made directly through payroll deductions and then applied to interest and principal according to the payment schedule. In addition, a one-time loan origination fee of $75 is deducted from the account for each loan.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

(g)	Forfeitures

Participants who terminate their employment with the Company forfeit the non-vested portion of the Company’s contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited non-vested portion of the Company’s contributions is restored to their plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. At December 31, 2022 and 2021, forfeited non-vested amounts totaled $1,871 and

$6,016, respectively. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses. For the year ended December 31, 2022, $3,214,164 was forfeited by participants and used to pay Plan fees and offset Company contributions related to that year.

(h)	Plan Termination

Although the Plan is intended to be ongoing, the Company reserves the right to modify or terminate the Plan at any time. In the event the Plan is terminated or partially terminated in the future or if there is a complete discontinuance of contributions to the Plan, participants will become fully vested in all amounts in their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Risks and Uncertainties

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Market risks include global events such as a pandemic or international conflict which could impact the value of the investment funds. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

(d)	Concentration of Market Risk

At December 31, 2022 and 2021, approximately 12% and 9%, respectively, of the Plan’s net assets were invested in the common stock of General Mills, which is included in the Investment Trust. The underlying value of General Mills stock is entirely dependent upon the performance of General Mills and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of General Mills common stock in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(e)	Investments

The statements of net assets available for benefits present the fair value of the Plan’s investments, except for the fully benefit-responsive investment contracts in the Investment Trust, which are reported at contract value (see note 5). The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts in the Investment Trust.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income and administrative expenses are recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average cost. Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.

The investments of the Plan in the Investment Trust, except for the fully benefit-responsive investment contracts (see note 5), are reported at fair value (see note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan accounts for certain changes in net assets as follows:

•

Dividends and interest, net realized and unrealized appreciation (depreciation), and administrative expenses of the pooled funds are recognized by the Plan only as they are reflected in the Plan’s proportionate share of net increases (decreases) in the market value of the underlying Investment Trust investment accounts.

•

Net realized appreciation (depreciation) is recognized by the Plan upon the sale of investment securities or portions thereof on the basis of weighted average cost to each investment manager’s portfolio.

(f)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loan fees are paid by the participant, recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 or 2021. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

(g)	Payment of Benefits

Benefits are recorded when paid.

(h)	Expenses

Certain expenses of maintaining the Plan are paid using Plan forfeitures, or directly by the Company, in which case they are excluded from these financial statements. Expenses and fees with respect to certain individual transactions and services (e.g., loan initiation fees and participant elected professional management fees) are charged directly to participant accounts who elect them rather than to the Plan as a whole. Other fees, including audit fees, custodial and trustee fees, investment management fees for Plan investment funds, and record keeping fees are charged against the investment funds’ assets on a pro rata basis and reduce investment returns.

(i)	Subsequent Events

Subsequent events have been evaluated through June 14, 2023, the date the financial statements were available to be issued. No significant matters were identified for disclosure during this evaluation.

(3)	Investments

Participants, at their discretion, may direct their contributions to any of the investment options listed below, available through the Investment Trust or in a separate brokerage account.

At December 31, 2022, the following investment options are available:

U.S. Equity Funds:	International Equity Funds:	Target Retirement Funds:
Diversified U.S. Equity	Diversified International Equity	Target Retirement Date Income
Diversified U.S. Equity	Diversified International Equity	2020 Target Retirement Date
Index	Index	2025 Target Retirement Date
General Mills Stock		2030 Target Retirement Date
2035 Target Retirement Date
Fixed Income Funds:		2040 Target Retirement Date
Stable Value		2045 Target Retirement Date
Core Bond		2050 Target Retirement Date
2055 Target Retirement Date
Other:		2060 Target Retirement Date
Multi-Asset Class Fund		2065 Target Retirement Date
Schwab Personal Choice Retirement Account (Self Directed Brokerage)		2070 Target Retirement Date

Beginning September 30, 2017, a 20% limit was placed on the General Mills Company Stock and ESOP Funds (“Company Stock”) within the 401(k) Plan.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets (level 1) and the lowest priority to unobservable inputs (level 3). The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety. The three levels of the hierarchy under FASB Accounting Standards Codification (ASC) 820 are as follows:

•	Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

•	Level 3 - Valuations based on models where significant inputs are not observable.

The following table summarizes the Plan’s investments, excluding the Investment Trust, that were accounted for at fair value within the fair value hierarchy of ASC 820, as of December 31, 2022 and 2021:

	2022
Description	Level 1	Level 2	Level 3	Total
Directed brokerage fund, at fair value	$172,938,894	$818,467	$—	$173,757,361

	2021
Description	Level 1	Level 2	Level 3	Total
Directed brokerage fund, at fair value	$222,852,762	$443,134	$—	$223,295,896

The directed brokerage fund holds investments in short-term investments, debt securities, common and preferred stock, registered investment companies, and common/collective trusts. See the valuation methodologies for these investments in note 4.

The Plan recognizes transfers into and out of every level on the first day of the reporting period. There were no transfers between Level 1 and 2 during the years ended December 31, 2022 and 2021.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

(4)	Investment Trust

A portion of the Plan’s investments are held in the Investment Trust, a master trust which was established for the investment of assets of the Plan and several other General Mills sponsored retirement Plans. Each participating retirement plan has a divided interest in the Investment Trust. Mellon Trust is the trustee and custodian of the Investment Trust. Investment managers each manage a portion of the Investment Trust and make investment decisions for the assets of such fund(s) for which they are responsible within guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of the Investment Trust are accounted for utilizing the following accounting methodologies:

•

Short-term investments largely consist of a collective trust fund valued at net asset value (NAV) daily by the fund with the ability to redeem daily at that price. For these funds, NAV is considered to be the readily determinable fair value and is supported by the unit prices of actual purchase and sale transactions. Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant NAV of $1.00 per unit. In the event that a significant disparity develops between the constant NAV and the fair value-based NAV of the fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 net asset value would create inequitable results for the fund’s unit holders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the fund’s unit holders, may direct that units be issued or redeemed at the fair value-based NAV until such time as the disparity between the fair value-based and the constant NAV per unit is deemed to be immaterial. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments. They have a daily redemption frequency and a daily redemption notice period. There are no unfunded commitments to such funds at December 31, 2022 and 2021.

•	Common and preferred stocks are valued by the trustee at quoted market closing prices on the valuation date.

•

Certain common/collective trusts (CCTs) are valued at NAV daily by the funds with the ability to trade at that price at least weekly. For these CCTs, NAV is considered to be readily determinable fair value. Other common/collective trusts are valued based on NAV, as reported by the funds, which is used as a practical expedient to estimate fair value and are therefore excluded from the fair value table. These CCTs have a redemption frequency ranging from daily to monthly and a redemption notice period ranging from daily to 45 days. There are no unfunded commitments to such funds at December 31, 2022 and 2021.

•

Investments in registered investment companies traded on national exchanges are valued by the trustee at the quoted market closing price on the valuation date. If not traded on national exchanges, they are valued based on the net asset value, which is considered to be the readily determinable fair value provided by the investment manager.

•	Investments in fully benefit-responsive contracts are valued based on the contract value, as discussed in note 5.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

•

Positions in bond futures contracts are marked to market daily based on national exchanges and are valued by the trustee at unadjusted closing prices on the valuation date. Gains and losses are reflected on a daily basis.

•

Option contracts are valued daily based on national exchanges and are valued by the trustee at closing prices on the valuation date. Unrealized appreciation or depreciation is recorded on a daily basis.

The following table summarizes the Investment Trust’s investments that were accounted for at fair value within the fair value hierarchy of ASC 820 as of December 31, 2022 and 2021:

	2022
Description	Level 1	Level 2	Level 3	Total
Investment Trust Assets, at fair value:
Short-term investments	$—	$53,922,800	$—	$53,922,800
Common and preferred stock	856,756,961	—	—	856,756,961
General Mills, Inc. common stock	509,043,288	—	—	509,043,288
Common/collective trusts	—	2,554,130,180	—	2,554,130,180
Futures	(16,539)	—	—	(16,539)
Written options	(94,612)	—	—	(94,612)

Total Investment Trust Assets in the fair value hierarchy	$1,365,689,098	$2,608,052,980	$—	3,973,742,078

Investments measured at net asset value (a)				249,148,297

Total investments				$4,222,890,375

(a)

In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

	2021
Description	Level 1	Level 2	Level 3	Total
Investment Trust Assets, at fair value:
Short-term investments	$—	$53,528,519	$—	$53,528,519
Common and preferred stock	1,507,019,212	—	—	1,507,019,212
General Mills, Inc. common stock	438,375,223	—	—	438,375,223
Common/collective trusts	—	3,414,372,802	—	3,414,372,802
Registered investment companies	81,088	—	—	81,088
Futures	15,000	—	—	15,000

Total Investment Trust Assets in the fair value hierarchy	$1,945,490,523	$3,467,901,321	$—	5,413,391,844

Investments measured at net asset value (a)				428,005,223

Total investments				$5,841,397,067

(a)

In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

There was no Level 3 investment activity during the years ended December 31, 2022 and 2021.

Net assets, net investment income (loss), and gains and losses of the Investment Trust are allocated to the pension and savings plans based on each plan’s interest in the investment funds of each pool of assets within the Investment Trust.

The following table summarizes the net assets of the Investment Trust and the Plan’s Interest as of December 31, 2022 and 2021:

	2022		2021
	Investment Trust	Plan’s Interest	Investment Trust	Plan’s Interest
Investments, at fair value and NAV:
Short-term investments	$53,922,800	$40,340,190	$53,528,519	$39,258,276
Common and preferred stock	856,756,961	504,960,012	1,507,019,212	669,829,076
General Mills, Inc. common stock	509,043,288	508,858,579	438,375,223	438,242,804
Common/collective trusts	2,780,558,920	2,421,770,645	3,814,447,046	2,991,599,901
Investment in pooled funds	22,719,557	22,719,557	27,930,979	27,930,979
Registered investment companies	—	—	81,088	38,146
Futures	(16,539)	(10,182)	15,000	7,056
Written options	(94,612)	(58,245)	—	—

Total investments, at fair value and NAV	4,222,890,375	3,498,580,556	5,841,397,067	4,166,906,238
Fully benefit-responsive investment contracts, at contract value	419,030,458	408,009,957	394,368,990	381,551,998

Total investments	4,641,920,833	3,906,590,513	6,235,766,057	4,548,458,236
Interest and dividends receivable	3,255,339	1,614,259	3,596,683	1,220,688
Net receivable (payable) for unsettled investment activity	20,499,142	12,370,508	(76,017)	113,268
Net, other receivables	2,602,040	3,965,213	2,294,320	4,048,782

Net assets	$4,668,277,354	$3,924,540,493	$6,241,581,043	$4,553,840,974

The following table summarizes the net investment loss of the Investment Trust for the year ended December 31, 2022:

Investment loss:
Net change in fair value of investments	$(888,845,506)
Interest	2,003,259
Dividends	30,604,504

Net investment loss	$(856,237,743)

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

(5)	Fully Benefit-Responsive Investment Contracts

The Investment Trust contains investments in synthetic investment contracts that meet the definition of fully benefit responsive stable value funds issued by insurance companies and other financial institutions. The synthetic investment contracts are with American General Life Insurance Company, Massachusetts Mutual Life Insurance Company, Transamerica Premier Life Insurance Company, and Prudential Insurance Company of America. The accounts are credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the companies. The contract value of the synthetic investment contracts at December 31, 2022 and 2021 was $419,030,458 and $394,368,990, respectively. These contracts meet the fully benefit responsive investment contract criteria and therefore are reported at contract value in the financial statements. Contract value is the relevant measure for fully benefit responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Investment Trust. Contract value represents contributions made under the contract, plus earnings, less withdrawals, and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Investment Trust owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Investment Trust in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Investment Trust. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic investment contracts held by the Investment Trust include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (e.g., timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between fair value and book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, synthetic investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

Synthetic investment contracts generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the Investment Trust’s structure or administration

•	changes to the participating plans’ competing investment options including the elimination of equity wash provisions

•	complete or partial termination of the Investment Trust, including a merger with another fund

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•

the redemption of all or a portion of the interests in the Investment Trust held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax-qualified defined-contribution plan

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement applicable to the Investment Trust or participating plans

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the Investment Trust

At this time, management does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Synthetic investment contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals

$0. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals $0.

In addition, if the Plan defaults in its obligations under the synthetic investment contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination.

(6)	Company Stock Fund

The Company Stock Fund, a unitized fund, which is available to plan participants through the Investment Trust, consists of common stock of General Mills and cash for dividends, fractional shares, and liquidity needs. At December 31, 2022 and 2021, the fair value of the shares held by the Investment Trust was

$191,265,288 and $166,134,419, respectively, and the number of shares held by the Investment Trust was 2,281,041 and 2,465,634, respectively. At December 31, 2022 and 2021, the value of the cash held by the Investment Trust was $468,864 and $446,337, respectively. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company’s Annual Report to Stockholders, which is distributed to all participants in the Plan. The Company Stock Fund is managed by an independent fiduciary, State Street Global Advisors.

(7)	Employee Stock Ownership Plan (ESOP) Funds

The ESOP Funds, unitized funds, which are available to certain plan participants through the Investment Trust, consist of common stock of General Mills and cash for dividends and fractional shares. Cash dividends on common stock of General Mills are reinvested in the ESOP Funds unless elected by the participant to receive a cash distribution. All amounts credited to participants’ ESOP accounts will be invested in the ESOP Funds. Participants may then elect to transfer balances from the ESOP Funds to any of the Plan’s

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

other investment funds, except the Company Stock Fund (note 6). However, no amounts may be transferred from any of the other investment funds into the ESOP Funds. At December 31, 2022 and 2021, the market value of the shares held by the Investment Trust was $317,297,456 and $271,990,757, respectively, and the number of the shares held by the Investment Trust was 3,784,106 and 4,036,667, respectively. The ESOP Funds are managed by an independent fiduciary, State Street Global Advisors.

(8)	Federal Income Tax Status

The Plan obtained its latest determination letter on October 5, 2016 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan is qualified, and the related trust is tax-exempt as of the financial statement date.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2019.

(9)	Parties in Interest

Mellon Trust is a party in interest with respect to the Plan. Mellon Trust is the plan’s trustee. All transactions between the Plan and Mellon Trust are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Company is a party in interest with respect to the Plan. The Plan reimburses the Company only for direct costs for necessary services provided. These activities are exempt from being considered as prohibited transactions under ERISA Section 408(b).

Alight Solutions and Alight Financial Advisors are parties in interest with respect to the Plan. Alight Solutions is the recordkeeper of the Plan and Alight Financial Advisors provides investment advice to participants directly. All transactions between the Plan and these parties during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

Charles Schwab is a party in interest with respect to the Plan. Charles Schwab is the broker for the self- directed brokerage account. All transactions between the Plan and the broker during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

State Street Global Advisors is a party in interest with respect to the Plan. State Street Global Advisors is the independent fiduciary and asset manager over the ESOP Funds and General Mills Stock Fund. All transactions between the Plan and State Street Global Advisors are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Plan also has investment managers that are parties in interest with respect to the Plan. All transactions between the Plan and the investment managers during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2022 and 2021

KPMG is a party in interest with respect to the Plan. KPMG provides audit services to the Plan. All transactions between the Plan and KPMG during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

CBIZ is a party in interest with respect to the Plan. CBIZ provides accounting and financial reporting services to the Plan. All transactions between the Plan and CBIZ during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

GENERAL MILLS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2022

EIN: 41-0274440

Plan Number: 002

	(b) Identity of issuer, borrower,	(c) Description of investment maturity date, rate of interest,		(e) Current
(a)	lessor, or similar party	collateral, par, or maturity value	(d) Cost	value
*	Plan’s interest in Investment Trust	Investments in three pooled funds that consist of Investment Trust investment accounts and investments in common stock of the Company		$3,924,540,493
*	Directed brokerage fund	Directed brokerage fund with investments directed by participants in the Plan		173,757,361
**	Notes receivable from participants	Participant loan fund (3,098 loans outstanding with interest rates ranging from 4.25% to 9.5% with maturities through January 2033)	$—	26,002,849

	Total			$4,124,300,703

*	Cost information may be omitted for plan investments which are participant-directed.
**	Party-in-interest as defined by ERISA

See accompanying Report of Independent Registered Public Accounting Firm

Exhibit Index

Exhibit Number	Description

23	Consent of KPMG LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL MILLS 401(k) PLAN

By	/s/ Kate Behring
Kate Behring, Administrative Fiduciary

Date: June 14, 2023